Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

October 8, 2014

BARCLAYS

As of October 2014

ETN Product List

An investment in Barclays Exchange Traded Notes ("ETNs") involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant product prospectus.

	Ticker	Yearly Fee[1]	Additional Costs	Primary Exchange	Inception Date
Equity ETNs					
Barclays ETN+ S&P VEQTOR™ ETN	VQT	0.95%	N/A	NYSE Arca	8/31/2010
Barclays ETN+ Shiller CAPE™ ETN	CAPE	0.45%	N/A	NYSE Arca	10/10/2012
Barclays Women in Leadership ETN	WIL	0.45%	N/A	NYSE Arca	7/9/2014
Barclays ETN+ Select MLP ETN	ATMP	0.95%	N/A	NYSE Arca	3/12/2013
Barclays OFI SteelPath MLP ETN	OSMS	0.85%	N/A	NYSE Arca	4/23/2014
Barclays ETN+ Return on Disability® ETN	RODI	0.45%	N/A	NYSE Arca	9/10/2014
Fixed Income ETNs					
Barclays Inverse US Treasury Composite ETN	TAPR	0.43%	0.32%[2]	NASDAQ	7/14/2014

	Ticker	Financing Rate[3,4]	Primary Exchange	Inception Date
Leveraged ETNs				
Barclays ETN+ Long B ETN	BXUB	0.75% + T-bill rate	NYSE Arca	11/17/2009
Barclays ETN+ Long C ETN	BXUC	0.75% + T-bill rate	NYSE Arca	11/17/2009

[1] The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index and increases each day based on the level of the underlying index on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated and other applicable costs, please see the applicable product prospectus.

[2] In addition to the Yearly Fee, the Barclays Inverse US Treasury Composite ETN has an index rolling cost charged on each quarterly roll date at a rate of 0.08% *times* the closing indicative note value on the immediately preceding index rebalance date, which results in a cumulative rate of approximately 0.32% per year.

[3] The Leveraged ETNs are subject to accrued financing charges equal the sum of (a) the accrued financing charges on the immediately preceding valuation date *plus* (b) the product of (i) the financing level on the immediately preceding valuation date *times* (ii) the Financing Rate *times* (iii) the number of calendar days from, but excluding, the immediately preceding valuation date to, and including, the then current valuation date *divided by* (iv) 365. The financing level per ETN on any valuation date will equal the sum of (a) $100 *plus* (b) the accrued financing charges.

[4] T-bill rate" refers to the yield to maturity of the most recent weekly auctioned 91-day U.S. Treasury Bills.

As of October 2014 Selected Risk Considerations An investment in the Barclays ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus. You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price (“VWAP”) level of the index, in the case of the Barclays ETN+ Select MLP ETN and the Barclays OFI SteelPath MLP ETN, between the inception date and the applicable valuation date. Additionally, if the level of the underlying index or the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. No Guaranteed Interest Payments and Coupon Payments: You may not receive any interest payments or coupon payments on the ETNs. Certain ETNs will not pay any such payments by their terms. For those ETNs that are designed to pay a coupon payment, you are not guaranteed to receive coupon payments. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date. Very Limited Historical Information: Because the Indices underlying some of the ETNs were launched in or after April 2014, very limited historical performance data exists and your investment in those ETNs may involve greater risk than investing in alternate securities linked to one or more indices with an established record or performance. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca or The NASDAQ Stock Exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we not required to maintain any listing of the ETNs on NYSE Arca, The NASDAQ Stock Exchange or any other exchange. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the relevant pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. For ETNs linked to indices tracking MLPs, the tax treatment of the ETNs may be less favourable than a direct investment in MLPs. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will

As of October 2014 arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. The S&P 500® Index and the VEQTOR indices are products of S&P Dow Jones Indices LLC (“SPDJI”), and have been licensed for use by Barclays Bank PLC. S&P®, S&P 500® and VEQTOR are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE or any of their respective affiliates. None of such parties makes any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P 500 Index or the VEQTOR indices to track general market performance. Shiller Barclays CAPETM US Core Sector Index” is a trademark of Barclays Bank PLC. “CAPETM” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC. The Shiller Barclays CAPETM US Core Sector Index (the “Index”) which is based on the S&P 500® and the S&P 500® Sector Indices is not sponsored or endorsed by SPDJI, SPFS or any of their respective subsidiaries or affiliates, but is published with their consent. The Shiller Barclays CAPE US Index Family has been developed in part by RSBB, LLC, the research principal of which is Robert J. Shiller. RSBB, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE US Index Family or any data or methodology either included therein or upon which it is based. RSBB, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if RSBB, LLC is advised of the possibility of same. “OFI SteelPath”, “OFI Global Asset Management”, the Four Hands Design Mark (#86085815), and the OFI Global Asset Management Design Mark (#86049459) are trademarks of OFI SteelPath, Inc. (“OFI Steelpath”) or its licensors, and have been licensed for use by Barclays Bank PLC in connection with the Barclays OFI SteelPath Midstream MLP Index (the “SteelPath Index”). “Barclays” is a trademark of Barclays Bank PLC. Barclays Capital Inc. (”BCI”) as index sponsor and OFI Steelpath do not guarantee the accuracy and/or completeness of the SteelPath Index, any data included therein, or any data from which it is based, and neither BCI nor OFI SteelPath shall have any liability for any errors, omissions, or interruptions therein. BCI and OFI SteelPath do not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the SteelPath Index to track general market performance. Return on Disability® is a registered trademark of Integrated Process Solutions LLC (“IPS”). IPS has granted Donovan Group LLC (“Donovan Group”) an exclusive and unrestricted license to use Return on Disability® in its commercial activities, including the right to sublicense the use of such mark. Donovan Group has sublicensed the right to use this mark to Barclays Bank PLC in connection with certain activities. Donovan Group LLC does not sponsor, endorse, sell, promote or manage any investment fund or other investment vehicle that is offered by third parties and that seeks to provide an investment return based on the performance of any index. The Barclays Women in Leadership Total Return USD IndexTM, the Barclays Inverse US Treasury Futures Composite Index™ and the Atlantic Trust Select MLP Index are trademarks of Barclays Bank PLC. ©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission of, their respective owners. NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE